SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-199336

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q

For Period Ended: June 30, 2016

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First Priority Tax Solutions Inc.
Full Name of Registrant:

Former Name if Applicable:

137 N. Main Street, Suite 200A
Address of Principal Executive Office (Street and Number):

Dayton, Ohio 45402
City, State and Zip Code:

PART II - RULE 12B-25(B)AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11 K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016, cannot be filed within the prescribed time period because the Registrant is experiencing delays in the compilation of certain financial and other information required to be included in the Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Heitz, President	(859)	268-6264
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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First Priority Tax Solutions Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2016	By:	/s/ Michael Heitz
Michael Heitz
President

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